November 19, 2024

Robert Lewis
President, Chief Executive Officer and Director
N  K Therapeutics, Inc.
1452 N. US HWY 1, Suite 123
Ormond Beach, FL 32174

       Re: N  K Therapeutics, Inc.
           Amendment No. 1 to the Offering Statement on Form 1-A
           Filed November 7, 2024
           File No. 024-12511
Dear Robert Lewis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2024 letter.

Amendment No. 1 to the Offering Statement on Form 1-A
Risk Factors, page 4

1. We note your disclosure on page 29 that Mr. Lewis and Mr. Cogley serve as executive officers on a part-time basis. Please include risk factor disclosure discussing their other business activities and the potential conflicts of interest that exist in relation to those other activities.
Dilution, page 17

2. Please revise to indicate that you had a net tangible deficit, not book value, as of June
       30, 2024 and revise the line item description in the dilution table. In addition, please tell us how you calculated the as adjusted net tangible book value per share after the offering of $0.86.
 November 19, 2024
Page 2

Business, page 21

3. We note the disclosure that was added with respect to the product candidate evencaleucel. Please further revise your disclosure to disclose where and when the
       Phase I clinical trial was conducted, who conducted the trial, how many patients were enrolled in the study and whether you have an active IND with the FDA. Please also disclose how you obtained the rights to develop evencaleucel and the steps necessary to complete development.
4. We note your response to prior comment number 14. Please also disclose the total number of persons employed by the company and indicate the number employed full time.
Patents, page 22

5. We note your response to prior comment number 25. Please clarify your rights with respect to the patents owned by Cellprotect Nordic Pharmaceuticals AB. Please also clearly identify the expiration dates and describe the type of patent protection for the patents described in this section.
Liquidity and Capital Resources, page 28

6.     We acknowledge your revised disclosures in response to prior comment 18.
Please
       revise your disclosures to include a discussion of your specific obligations including the long term note payable.
Directors and Executive Officers, page 29

7. Please revise your disclosure regarding the backgrounds of Robert Lewis, Brian
       Cogley, Bruce Cassidy and Martin Lewis to state, if true, that each of these individuals holds a role with Jabez Biosciences, Inc. Please also identify the the companies for which Mr. Lewis serves as a director.
Signatures, page 39

8. Please revise your signature page to identify your principal executive officer.
Exhibits

9. We re-issue prior comment number 26. Please file the form of subscription agreement for the offering and the unsecured note agreement with GoLabs Research and
       Development LLC as exhibits to the offering statement.
10. We note the opinion provided by counsel opines that when issued and delivered against payment for subscriptions related thereto the shares will be "freely trading."
       Please tell us the basis for this opinion or have counsel remove it from the exhibit.
 November 19, 2024
Page 3

        Please contact Vanessa Robertson at 202-551-3649 or Lynn Dicker at 202-551-3616
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Alan Campbell at 202-551-4224
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jim Byrd